UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure and Appointment of Officer and Director

On May 25, 2025, Mr. Hengfang Li tendered his resignation as the Chief Executive Officer and a director of ReTo Eco-Solutions, Inc. (the “Company”). Mr. Li’s resignation was for personal reasons and was not due to any disagreement with the Company. On May 25, 2025, the Board of Directors of the Company (the “Board”) accepted Mr. Li’s resignation and appointed (i) Mr. Xinyang Li to serve as the Company’s Chief Executive Officer and a Class C director, effective on May 25, 2025 and (ii) Mr. Guangfeng Dai, the President, Chief Operating Officer and a director of the Company, to serve as the Chairman of the Board.

Xinyang Li, age 29, has served as Chief Executive Officer and a director of the Company, as well as Chief Executive Officer of Beijing ReTo Hengda Technology Co., Ltd., a wholly owned subsidiary of the Company (“ReTo Hengda”), since May 2025. From July 2021 to December 2024, he served as Assistant to the President at Beijing REIT Technology Development Co., Ltd., formerly a wholly owned subsidiary of the Company prior to its divestiture of REIT Holdings (China) Limited in December 2024. Mr. Li earned his Bachelor’s degree in Economics from University of Nebraska Lincoln in 2019.

Mr. Xinyang Li is the son of Mr. Hengfang Li. There are no family relationships between Mr. Xinyang Li and any other director and executive officer of the Company. There are no transactions between the Company and Mr. Li that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

Pursuant to Mr. Li’s labor contract, dated as of May 25, 2025 (“Labor Contract”), he will serve as the Chief Executive Officer of the Company and ReTo Hengda for a term from May 25, 2025 to May 25, 2028. Mr. Li is entitled to an annual compensation of RMB336,000 (approximately $47,040) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. The Labor Contract may be terminated in accordance with the Labor Contract Law of the People’s Republic of China and relevant local regulations in Beijing.

The foregoing description of the Labor Contract is only a summary of the material terms of the Labor Contract and does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Labor Contract, which form is filed herewith as Exhibit 10.1 and incorporated herein by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Translation of Form of Labor Contract

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2025

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
	Name:	Xinyang Li
	Title:	Chief Executive Officer

3